Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com


                                 March 31, 2006


Kathleen Krebs, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Marine Growth Ventures, Inc.
                  Amendment No. 2 on Form SB-2
                  File No. 333-128077
                  Filed January 27, 2006


     Dear Ms. Krebs:

         This firm represents Marine Growth Ventures, Inc. (the "Company") in the above-referenced matter. Enclosed for filing is the Company's amended Registration Statement on Form SB-2. Below please find our responses to your February 10, 2006 comment letter:

General

1. We note that on page 12 of your SB-2/A you state that "In order to be able to provide crewmembers, we maintain relationships with employment agencies in...Cuba ...." In light of the fact that Cuba has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control, please describe for us the extent and nature of your past, current, and anticipated contacts with Cuba; advise us of the materiality to you of your contacts with Cuba; and advise us of your view as to whether those contacts constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. We note also that Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these and similar actions directed toward companies operating in Cuba.

         Response

         We have been informed by the Company that the reference to Cuba was an error and in fact the Company has never had or contemplated obtaining any crew members from Cuba. Accordingly, we have revised the registration statement to remove reference to Cuba.

Financial Statements December 31, 2004

2. Refer to your response to comment 14 and our letter dated February 7, 2006. Please provide the audited financial statements required by Rule 310 of Regulation S-B for Sophlex in an amended filing.

         Response

         In accordance with the Staff comment, the Company has included audited financial statements required by Rule 310 for Sophlex in the amended registration statement.

3. Please expand the disclosure in Note D on page F-8 to describe the terms of the Promissory Note between Marine Growth Finance, Inc., your wholly-owned consolidated subsidiary, and King Crown International Co., Ltd dated October 21, 2004, including the full amount of the note (i.e. $2.0 million) and any commitment to fully fund the note in future periods. Revise the disclosure in Notes D and K to include information disclosed on page 8 of the Form SB-2 that clearly explains the nature of the note, advances and commitments underlying the promissory note.

         Response

         In accordance with the Staff comment, the Company has expanded the disclosure in Note D to describe the terms of the Promissory Note between Marine Growth Finance, Inc. and King Crown International Co., Ltd dated October 21, 2004.

                                       ***

         Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

                                   Sincerely,

                                   /s/Yoel Goldfeder

                                   Yoel Goldfeder